NAME OF REGISTRANT: Friends of the Earth

NAME OF PERSON RELYING ON EXEMPTION: Friends of the Earth

ADDRESS OF PERSON RELYING ON EXEMPTION: 1101 15th St NW, Washington DC 20005

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues..

Procter & Gamble [NYSE:PG]: Due to the Company’s Failure to Mitigate ESG Risk Through Adoption and Implementation of an Adequate No-Deforestation and No-Degradation Commitment, and Failure of Adequate Board Leadership to Address ESG Risk :

●	Vote AGAINST Board Chair/CEO Jon Moeller (Item 1) and
●	Vote AGAINST Chair of the Governance and Public Responsibility Committee Angela Braly (Item 1) and
●	Vote AGAINST Chair of the Governance and Public Responsibility Committee Patricia Woertz (Item 1)

Friends of the Earth has submitted this proposal for consideration by fellow shareholders.

RESOLVED: Shareholders request that votes be cast against the renomination of Board Chair/CEO Jon Moeller; Angela Braly, Chair of P&G’s Governance and Public Responsibility Committee; and Patricia Woertz, member of P&G’s Governance and Public Responsibility Committee

Supporting statement: At its 2020 shareholder meeting, 67 percent of voting shareholders urged Procter & Gamble (P&G) to increase the scale, pace and rigor with which it addresses environmental and social harms linked to its sourcing of pulp and palm oil. Nevertheless, P&G’s current leadership has taken insufficient action to respond to the systemic, material risks of P&G’s ongoing exposure to deforestation, primary forest degradation, and human rights violations in its pulp and palm oil supply chains. P&G’s Board Chair and Governance and Public Responsibility Board bears significant responsibility for continued risk exposure. Therefore, votes against the board chair, standing chair of P&G’s Governance and Public Responsibility Board, and Patricia Woertz are warranted.

1)	P&G’s actions have been insufficient to mitigate deforestation and forest degradation risk and associated human rights risk, and may leave the company exposed to significant material operational, reputational and legal risks. P&G’s Board Chair/CEO and Governance and Public Responsibility Board bear significant responsibility for continued risk exposure.

2)	P&G’s proxy statement notes that “The Board and its Committees are actively engaged in our environmental and social efforts.”[1] Yet Jon Moeller, Angela Braly and Patricia Woertz’s track records demonstrate that they each lack the professional skills to guide P&G on sensitive Environmental, Social and Governance issues, and their close association with companies known for science denial and regressive approaches to sustainability presents a conflict of interest in managing and mitigating risks to climate-critical forests.

Background: Procter & Gamble (P&G) is one of the world’s largest producers of household consumer goods.2 Forests 500 considers P&G a “powerbroker” for palm oil or palm kernel oil (used in products such as shampoos and detergents), wood pulp (used in products such as paper towels and toilet paper) and paper packaging.3 P&G’s wood pulp and palm oil are sourced from mills across the globe including the Canadian boreal forest and the tropical rainforests of Indonesia and Malaysia. P&G claims it purchases 3% of all of the wood pulp in Canada.4

Deforestation and primary forest degradation globally pose significant risks to the climate and biodiversity, and addressing these impacts is necessary for achieving the Paris Agreement’s goal of limiting planetary warming to 1.5°C or well below 2.0°C above pre-industrial levels.5 Intact forests, also known as primary forests, are forests that have never been industrially disturbed.6 They are irreplaceable and play a pivotal role in maintaining biodiversity and carbon sequestration, storing 30-50 percent more carbon than previously logged forests.7 As the International Union for Conservation of Nature makes clear, “we cannot resolve the climate or biodiversity crises without prioritizing the protection of primary forests.”8

At the United Nations Framework Convention on Climate Change COP26 in 2021, over 140 world leaders agreed to collectively halt and reverse forest loss and land degradation by 2030.9 Principles for Responsible Investment’s (PRI’s) Required Policy Scenario to close the gap to 1.5°C calls for ending deforestation globally even earlier, by 2025.10 Deforestation is also linked to human rights violations such as land-grabbing11 as well as documented forced labor12 in the resulting agricultural operations such as palm oil plantations and cattle farms.13

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1 Procter & Gamble, “SEC Filings,” https://www.pginvestor.com/financial-reporting/sec-filings/, accessed September 14, 2022.

2 Procter & Gamble, 2022 Annual Report, https://us.pg.com/annualreport2022/.

3 Forests 500, “Procter & Gamble Co.” (profile)’ https://forest500.org/rankings/companies/procter-gamble-co, accessed August 20, 2022.

4 Procter & Gamble, “Forestry,” (undated) https://www.pginvestor.com/esg/environmental/forestry/default.aspx, accessed August 25, 2022.

5 Climate, Land, Ambition and Rights Alliance (CLARA), Climate Action in the Land Sector: Treading Carefully, https://www.boell.de/sites/default/files/clara_action_in_the_land_sector_final.pdf, accessed March 5, 2022

6 IUCN, “Not All Forests Are Equal,” https://storymaps.arcgis.com/stories/84cd84dc720641e58b857f0897cfda29, accessed September 14, 2022.

7 Dominick A. Dellasala et al., “Primary Forests Are Undervalued in the Climate Emergency,” BioScience (2020), https://www.researchgate.net/publication/341277924_Primary_Forests_Are_Undervalued_in_the_Climate_Emergency.

8 IUCN, “IUCN Policy Statement on Primary Forests Including Intact Forest Landscapes,” January 2020, https://www.iucn.org/sites/default/files/2022-05/iucn-policy-statement-for-primary-forests.pdf.

9 Glasgow Leaders’ Declaration on Forests and Land Use, November 11, 2021,

https://ukcop26.org/glasgow-leaders-declaration-on-forests-and-land-use/.

10 Principles for Responsible Investment (PRI), “The Inevitable Policy Response 2021: Forecast Policy Scenario and 1.5C Required Policy Scenario,” October 17, 2021.

https://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article, p.12.

11 Forest Peoples Program and Both Ends “Ensuring Respect for Human Rights in the Context of Economic Diplomacy,” March 12, 2018, https://www.ohchr.org/Documents/Issues/Business/2018Survey/Bothe_ends_and_forest_people_programme.pdf.

12 Brown, et al. “Modern slavery, environmental degradation and climate change: Fisheries, field, forests and factories,” Nature and Space. November 2019, https://journals.sagepub.com/doi/full/10.1177/2514848619887156.

13 Verite, “Reports on Forestry,” https://www.verite.org/resources/verite-reports-on-forestry/, accessed 6 March 2022

At Procter & Gamble’s (P&G’s) 2020 shareholder meeting, 67 percent of voting shareholders passed a resolution requesting that the company report on how it can increase the scale, pace, and rigor of its efforts to eliminate deforestation, the degradation of intact (or primary) forests, and associated human rights abuses from its pulp and palm oil supply chains.14 Two years later, and despite the clear directive from shareholders, P&G’s leadership team has failed to take substantive action to evaluate and adopt time-bound commitments to address the company’s role in driving primary forest degradation, and to adequately enforce its deforestation and human rights policies. P&G’s actions have been insufficient to mitigate primary forest degradation risk and associated human rights risk, and may leave the company exposed to significant operational, reputational and legal risks. P&G’s Chairman of the Board, as well as key members of the Governance & Public Responsibility Committee, bear significant responsibility for this failure to take meaningful action and continued exposure to risks.

1.)	Contrary to stated policies and commitments, P&G’s own disclosures, along with evidence stemming from its pulp and palm oil supply chains, show it continues to drive deforestation and the degradation of primary forests in the Canadian boreal and tropical rainforests.

A.	P&G has failed to adopt a science-based and timebound policy to address the degradation of primary forests

Based on the company’s own disclosures, P&G’s claims that it prohibits primary forest degradation in its wood pulp supply chains are inaccurate. Although P&G states in its Wood Pulp Sourcing Policy that it “does not permit forest degradation in [its] sourcing,”[i] P&G’s disclosures indicate that it sources from suppliers with tenures overlapping with Intact Forest Landscapes (IFLs), as well as from boreal caribou habitat,[ii] which is a recognized indicator of undisturbed primary forests.15 In addition, a 2021 analysis of Canadian logging companies shows that P&G pulp suppliers in Ontario and Quebec source heavily from threatened boreal caribou habitat.16 Clearcutting primary forests, whether in IFLs or boreal caribou habitat, is a form of forest degradation, which refers to land use impacts on forests that significantly and negatively affect its species composition, structure, and function; deplete and emit forest ecosystem carbon stocks; and reduce the quality of ecosystem services such as the provision of clean water.17

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14 Gerald Porter, Jr., “P&G Holders Rebuke Board With Vote for Deforestation Report,” Bloomberg, October 13, 2020, https://www.bloomberg.com/news/articles/2020-10-13/p-g-shareholders-vote-in-favor-of-a-deforestation-report?leadSource=uverify%20wall.

15 Government of Canada, Amended Recovery Strategy for Woodland Caribou (Rangifer tarandus caribou), Boreal Population, in Canada, 2020, https://www.sararegistry.gc.ca/virtual_sara/files/plans/Rs-CaribouBorealeAmdMod-v01-2020Dec-Eng.pdf.

16 Courtenay Lewis & Ashley Jordan, “By a Thousand Cuts: How Powerful Companies’ Wood Sourcing Is Degrading Canada’s Boreal Forest,” NRDC, April 2021, https://www.nrdc.org/sites/default/files/thousand-cuts-wood-sourcing-canadas-boreal-report.pdf.

17 D. Lindenmayer, Interactions Between Forest Resource Management and Landscape Structure, Current Landscape Ecology Reports, 1(1), 2016, pp.10-18.

This is further underscored by the fact that P&G does not, in fact, have time-bound commitments to eliminate sourcing from primary forests. While P&G’s Forestry Practices Update from July 2022 states that “P&G aims to protect primary forests,” it goes on to say that the company does not “understand their geographic locations” due to the lack of mapping of primary forests in regions where “P&G sources 100% of [its] wood pulp.”18 P&G cannot “protect” what it does not track. Until it identifies and eliminates these areas from its sourcing, P&G cannot claim to prohibit forest degradation. P&G’s lack of a time-bound commitment to end primary forest degradation means the company is lacking what the Organisation for Economic Co-operation and Development (OECD) and Food and Agriculture Organization (FAO) deem in their most recent draft guidelines for corporate due diligence in forest sourcing to be a “key element” for company policies addressing forest supply chains. 19

P&G’s failure to adopt time-bound commitments to end primary forest degradation for its wood pulp supply chains is especially egregious since the company has two means of addressing this issue: 1.) Setting clear standards for its suppliers and ending contracts with suppliers who fail to achieve those standards and 2.) reducing its use of virgin forest fiber altogether by transitioning to recycled materials and sustainable alternative fibers.

B. P&G has not put appropriate systems into place to ensure it is fully implementing its no-deforestation and human rights policies

In addition to commitments that need strengthening in order to be successful, the actions P&G has taken fail to ensure adequate implementation of its deforestation and human rights commitments. Among the most serious is the fact that P&G has failed to adopt clear thresholds for taking action to address supplier non-compliance. The company continues to source palm kernel oil from suppliers documented to be responsible for or associated with forest destruction and degradation and violations of human rights, including failing to enforce its December 31, 2015, cut-off date for prohibiting deforestation. This includes continuing to source palm oil from suppliers destroying lowland rainforests and from illegal plantations that have converted peat forests within IFLs in Indonesia.20 According to one recent report, P&G sources “from as many as 22 palm oil producers and traders engaged in ongoing deforestation and peatland destruction” in Indonesia alone.21

For example, in April 2022, Astra Agro Lestari and its subsidiaries, indirect suppliers of palm oil and/or palm kernel oil to P&G operating in Central and West Sulawesi, Indonesia, were documented to be responsible for protracted land conflicts with local communities, violent land-grabbing abetted by Indonesian security forces, faulty permitting, encroachment on legally protected forest areas, and soil, air, and water pollution with negative impacts to communities.22 P&G was made aware of the issue through communications with Friends of the Earth and WALHI, Indonesia in October 2020, and listed the case on its Palm Oil Grievance Tracker.23 Two years later the grievance is still under investigation. Credible allegations of ongoing criminalization of impacted communities by this same palm oil supplier surfaced in March 2022, which P&G has failed to address, while maintaining its business relationship with the non-compliant supplier.

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18 P&G, “Forestry Practices Update July 2022,” https://s1.q4cdn.com/695946674/files/doc_downloads/2022/07/Forestry-Practices-Update-July-2022.pdf, accessed August 22, 2022.

19 OECD and FAO, Draft OECD-FAO Handbook on Deforestation, Forest Degradation and Due Diligence in Agricultural Supply Chains, 2022, http://mneguidelines.oecd.org/draft-oecd-fao-handbook-on-deforestation-forest-degradation-and-due-diligence-in-agricultural-supply-chains.pdf.

20 Leuser Watch, “Indonesian Forestry Titan Royal Golden Eagle Remains a Major Roadblock to Progress in Saving Leuser Ecosystem, June 23, 2021, https://www.ran.org/leuser-watch/indonesian-forestry-titan-royal-golden-eagle-remains-a-major-roadblock-to-progress-in-saving-leuser-ecosystem/, accessed September 14, 2022.

21 Stand.earth, Controversy Report: Procter & Gamble’s Irresponsible Pulp & Palm Oil Sourcing and Its Impacts on Primary Forests and Human Rights, https://www.stand.earth/sites/stand/files/2021-proctergamble-controversyreport-standearth.pdf, accessed August 17, 2022.

22 Friends of the Earth United States and WALHI, No Consent: Astra Agro Lestari’s Land Grab in Central and West Sulawesi, Indonesia, March 2022, https://1bps6437gg8c169i0y1drtgz-wpengine.netdna-ssl.com/wp-content/uploads/2022/03/Astra_Agro_Lestari_Report_v4.pdf.

23 Zero Tolerance Initiative, Open Letter from Indigenous Peoples and civil society organisations to consumer goods companies re: ongoing criminalization, human rights abuses, and land grabbing by Astra Agro Lestari and subsidiaries, https://foe.org/aal-letter

P&G’s risk management approach also relies on forest certification systems to measure its success in protecting forests and human rights. This is out of alignment with the OECD and FAO draft handbook, which states that third-party certifications “are unlikely to provide all the elements of the due diligence process” needed to meet the draft OECD handbook’s standards, and “may also not satisfy all the requirements of national due diligence legislation.”24 Indeed, in September 2022, the European Parliament voted in favor of a deforestation and forest degradation bill articulated that certification cannot be used by companies as a substitute for undertaking due diligence.25 Similarly, other regulations legislators are considering such as the New York Deforestation-Free Procurement Act26 do not consider third-party certification as a substitute for companies’ demonstration of avoiding deforestation and forest degradation. Ultimately, the OECD recommends, third-party certifications “should be viewed as an important potential component of, and information source for, the enterprise’s due diligence policy, not a substitute for it.” As the OECD recommendations suggest, the requirements of P&G’s suppliers’ certifiers do not guarantee the standards outlined in P&G’s own policies. For example, although P&G notes in its Forest Positive Sourcing Policy that its “commitment to increasing the use of third-party certification lowers the risk of deforestation and forest degradation within our supply chain,” none of the three certifiers P&G lists guarantee the elimination of forest degradation.27 Furthermore, P&G palm oil supplier Astra Agro Lestari is not certified by the RSPO,28 the most widely accepted certification for palm oil.

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24 Ibid.

25 Fern, “European Parliament Champions Indigenous Peoples’ Rights in Landmark Deforestation Law,” September 13, 2022, https://www.fern.org/publications-insight/european-parliament-champions-indigenous-peoples-rights-in-landmark-deforestation-law-2558/?utm_source=Fern+Global+List&utm_campaign=88a62ba8ee-EMAIL_CAMPAIGN_4_10_2019_9_12_COPY_01&utm_medium=email&utm_term=0_a3733965c2-88a62ba8ee-330599874, accessed September 13, 2022.

26 “New York Deforestation-Free Procurement Act,” S5921A, https://www.nysenate.gov/legislation/bills/2021/S5921#:~:text=S5921%20-%20Summary,or%20through%20their%20supply%20chains.

27 Sustainable Forestry Initiative (SFI), “SFI 2022 Standards and Rules,” https://forests.org/sfi-2022-standards/, accessed September 14, 2022; PEFC, “PEFC Standards,” https://www.pefccanada.org/pefc-standards.htm, accessed September 14, 2022; Forest Stewardship Council (FSC), The FSC National Forest Stewardship Standard of Canada, 2018, https://ca.fsc.org/ca-en/forest-management. See also, Sierra Club, The SFI 2022 Forest Certification Standards Select Issues Review, December 2021, https://www.sierraclub.org/sites/www.sierraclub.org/files/SFI%202022%20Standards%20Analysis.pdf; Courtenay Lewis, “SFI Offers Greenwashing of Unsustainable Logging,” NRDC, January 20, 2022, https://www.nrdc.org/experts/courtenay-lewis/sfi-offers-more-greenwashing-unsustainable-logging-0; Richard Coniff, “Greenwashed Timber: How Sustainable Forest Certification Has Failed,” Yale Environment 360, February 20, 2018, https://e360.yale.edu/features/greenwashed-timber-how-sustainable-forest-certification-has-failed.

28 SPOTT, “Astra Agro Lestari Tbk PT,” https://www.spott.org/palm-oil/astra-agro-lestari-tbk-pt/date/may-2016/, accessed September 14, 2022.

2.) P&G’s Board and its Committees are responsible for the company’s environmental and social efforts. Yet key board members’ track records make clear that they lack the perspective and leadership to guide P&G on sensitive Environmental, Social and Governance issues.

A.	Angela Braly

As noted in P&G’s proxy statement, Angela Braly, the current chair of P&G’s Governance and Public Responsibility committee, “has been actively engaged in the Company’s efforts across environmental sustainability, responsible sourcing, and corporate citizenship.” Per the arguments made above, these efforts have not succeeded in mitigating ESG risks in P&G’s forest sourcing.

Angela Braly’s track record as a board member of Exxon since 2016 demonstrates a concerted orientation against climate leadership. In 2020, as chair of its Public Issues and Contributions Committee, was deemed by major ExxonMobil shareholder BlackRock to have made “insufficient progress” in addressing climate-related risk.29 In June 2021, a senior lobbyist for Exxon detailed the tactics employed by Exxon to obstruct climate change legislation, including the use of “‘shadow groups’ to protect its investments.”30 During Ms. Braly’s term as chair of P&G’s Governance and Public Responsibility committee, P&G appears to have embraced a strategy of misinformation around its forest and climate impacts that bear striking similarity to ExxonMobil’s climate denial tactics.31 In addition, in 2012, she was pressured to resign from her role as CEO of insurance company WellPoint Inc. (now Anthem) by investors who cited managerial blunders.32 This conduct raises questions about Angela Braly’s skills and professionalism in overseeing Procter & Gamble’s approach to climate and deforestation.

B.	Jon Moeller

Mr. Moeller’s eight-year board role at Monsanto, the former agrochemical corporation notorious for producing environmentally harmful and potentially carcinogenic products33 and for working to undermine environmental and health regulations in numerous jurisdictions,34 does not align with prioritizing corporate responsibility or scientific integrity. During his tenure, Monsanto went to extraordinary lengths to influence and undermine scientific research to protect its image and products, even at the expense of human health.35 At P&G, Moeller worked closely with former P&G CEO David Taylor, whose disregard for longstanding sustainability concerns led shareholders to file and support the 2020 shareholder resolution.36 Moeller’s dual role as CEO and board chair simply exacerbates his regressive approach to environmental innovation and sustainability.37 By replacing Moeller with an independent board chair, P&G leadership will be more apt to respond when the company fails to meet its mandate or that of shareholders, as well as to implement corrective measures and proactively embrace changes in consumer and marketplace expectations.

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29 Reuters Staff, “BlackRock Votes to Split CEO, Chairman Roles at ExxonMobil,” Reuters, May 27, 2020, https://www.reuters.com/article/us-exxon-mobil-agm-blackrock-idUSKBN233311.

30 Carter, Lawrence, “Inside Exxon’s playbook: How America’s biggest oil company continues to oppose action on climate change,” June 30, 2021, https://unearthed.greenpeace.org/2021/06/30/exxon-climate-change-undercover/, accessed September 14, 2022.

31 See, e.g., Jessica DiNapoli, “P&G faces reckoning over Charmin, Bounty supply chain,” Reuters, August 17, 2022,

https://www.reuters.com/business/retail-consumer/exclusive-pg-faces-reckoning-over-charmin-bounty-supply-chain-2022-08-16/.

32 Chad Terhune, “WellPoint CEO Angela Braly Quits, Bowing to Investor Pressure,” Los Angeles Times, August 29, 2012, https://www.latimes.com/business/la-xpm-2012-aug-29-la-fi-wellpoint-ceo-out-20120829-story.html.

33 NRDC, “Protect Bees and Butterflies,” https://www.nrdc.org/issues/protect-bees-and-butterflies, accessed August 24, 2022; Patricia Cohen, “Roundup Maker to Pay $10 Billion to Settle Cancer Suits,” The New York Times, June 24, 2020, https://www.nytimes.com/2020/06/24/business/roundup-settlement-lawsuits.html, accessed September 14, 2022.

34 SourceWatch, “Monsanto,” https://www.sourcewatch.org/index.php/Monsanto, accessed September 14, 2022.

35 Ibid. Stephane Foucart and Stephane Horel, “Monsanto Papers,” Le Monde, France/European Press Prize, June 2, 2017, https://www.europeanpressprize.com/article/monsanto-papers/, accessed September 14, 2022; Baum Hedlund, “Monsanto Papers,” https://www.baumhedlundlaw.com/toxic-tort-law/monsanto-roundup-lawsuit/monsanto-papers/, accessed August 24, 2022.

36 Shelley Vinyard, “What Side of History will Procter & Gamble Be On?,” NRDC, October 10, 2019, https://www.nrdc.org/experts/shelley-vinyard/what-side-history-will-procter-gamble-be.

37 See, e.g., Joseph Mandato & William Devine, “Why the CEO Shouldn’t Also Be the Board Chair,” The Harvard Business Review, March 4, 2020, https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair, accessed September 14, 2022.

C.	Patricia Woertz

Patricia Woertz has served on P&G’s board since 2008 and is a member of the Governance & Public Responsibility Committee responsible for addressing issues of environmental sustainability—a questionable appointment considering her 29-year career in the fossil fuel industry, predominantly with Chevron Corporation, where she held key executive positions from the 1990s until 2006,38 during the height of the company’s climate denial.39 Indeed, in the late 1990s—around the time Woertz helmed Chevron International Oil Co. and Chevron Products Co.—oil and gas giants including Chevron crafted a successful disinformation campaign to instill doubt about climate science in the American public and lawmakers, with the aim of nixing the United States’ ratification of the Kyoto Protocol, an international treaty to reduce greenhouse gas emissions.40 Woertz also has a prior reputation for complicity in the clearcutting of tropical forests and violation of human rights in Southeast Asia in her role as chairman, president, and CEO of agricultural trader Archer Daniels Midland (ADM).41 During her 2006 to 2014 tenure, ADM received significant public criticism for its ties to unsustainable palm oil sourcing for biofuels.42 The Rainforest Action Network personally rebuked Woertz on numerous occasions for ADM’s sourcing of palm oil from endangered forests, and included her on its 2008 list of CEOs that had “made the most significant contribution over the past year to the development and dissemination of fossil fuel-related pollution.”43 Woertz’s extensive ties to environmentally irresponsible companies calls into question the influence she brings to a board committee that oversees sustainability issues, particularly as a large portion of her 14-year P&G board tenure has corresponded with company stagnation on supply chain sustainability and misinformation campaigns that echo her previous positions and approaches around environmental responsibility.

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38 Chevron Corporation, “Chevron Executive Vice-President Pat Woertz to Retire,” January 30, 2006, https://chevroncorp.gcs-web.com/news-releases/news-release-details/chevron-executive-vice-president-pat-woertz-retire, accessed September 14, 2022.

39 Hiroko Tabuchi, “House Panel Expands Inquiry Into Climate Disinformation by Oil Giants,” The New York Times, September 16, 2021, https://www.nytimes.com/2021/09/16/climate/exxon-oil-disinformation-house-probe.html, accessed September 14, 2022.

40 Inside Climate News, “Draft Global Climate Science Communications Plan,” https://insideclimatenews.org/wp-content/uploads/2015/12/Global-Climate-Science-Communications-Plan-1998.pdf, accessed August 17, 2022. .

41 ADM, “ADM Board of Directors Names Chief Executive Officer Patricia A. Woertz Chairman of the Board, Votes to Increase Cash Dividend and Adopts Majority Voting Policy,” February 6, 2007, https://www.adm.com/en-us/news/news-releases/2007/2/adm-board-of-directors-names-chief-executive-officer-patricia-a.-woertz-chairman-of-the-board-votes-to-increase-cash-dividend-and-adopts-majority-voting-policy/, accessed September 14, 2022.

42 Rainforest Action Network, “Cargill & ADM Support Community Conflict in Indonesia,” September 26, 2011, https://www.ran.org/the-understory/cargill_adm_support_community_conflict_in_indonesia/, accessed September 14, 2022.

43 Rainforest Action Network, The Panther, Spring 2008, https://www.ran.org/wp-content/uploads/2018/06/178_spring_2008.pdf.

Conclusion: P&G’s leadership team lacks the skills, perspectives and experience to oversee, manage, and mitigate the material risks associated with deforestation, land-based climate emissions and human rights in its supply chains. Under their leadership, P&G has failed to take substantive action to evaluate and adopt time-bound commitments to address the company’s role in driving primary forest degradation, and to adequately enforce its deforestation and human rights policies, leaving it exposed to significant material reputational, market, and regulatory risks.

Therefore, we recommend that shareholders vote AGAINST the reelection of board members Angela Braly, Jon Moeller and Patricia Woertz at the company’s annual meeting on October 11, 2022.